SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13D-2(B)*

Simula, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

829206101

(CUSIP Number)

November 27, 2002

(Date of Event Which Requires Filing of this Statement)

               Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 829206101	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Tennenbaum Capital Partners, LLC (IRS ID # 95-4759860)(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 SOLE VOTING POWER 0 shares 6 SHARED VOTING POWER 829,003 shares (2) 7 SOLE DISPOSITIVE POWER 0 shares 8 SHARED DISPOSITIVE POWER 829,003 shares (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

829,003 shares (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.0% (3)

12	TYPE OF REPORTING PERSON

IA, OO

(1)      Tennenbaum Capital Partners, LLC serves as investment advisor or manager to, inter alia, two funds and a separate account which are the registered holders of 8% Senior Convertible Notes due May 2004 issued by Simula, Inc., held by the reporting persons.

(2)       Includes an aggregate of 829,003 shares of Simula, Inc. Common Stock issuable upon conversion of 8% Senior Convertible Notes due May 2004 held by the reporting persons.

(3)       Based on (A) 12,954,372 shares of Common Stock of Simula, Inc. outstanding as of September 30, 2002, as reported by Simula, Inc. in its Form 10-Q for the quarterly period ended September 30, 2002, filed on November 14, 2002, and (B) 829,003 shares of Simula, Inc. Common Stock issuable upon conversion of 8% Senior Convertible Notes due May 2004 held by the reporting persons, and computed in accordance with rule 13d-3(d)(1).

SCHEDULE 13G

CUSIP No. 829206101	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Tennenbaum & Co., LLC (IRS ID # 95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 SOLE VOTING POWER 0 shares 6 SHARED VOTING POWER 829,003 shares (1) 7 SOLE DISPOSITIVE POWER 0 shares 8 SHARED DISPOSITIVE POWER 829,003 shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

829,003 shares (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.0% (2)

12	TYPE OF REPORTING PERSON

OO

(1)       Includes an aggregate of 829,003 shares of Simula, Inc. Common Stock issuable upon conversion of 8% Senior Convertible Notes due May 2004 held by the reporting persons.

(2)       Based on (A) 12,954,372 shares of Common Stock of Simula, Inc. outstanding as of September 30, 2002, as reported by Simula, Inc. in its Form 10-Q for the quarterly period ended September 30, 2002, filed on November 14, 2002, and (B) 829,003 shares of Simula, Inc. Common Stock issuable upon conversion of 8% Senior Convertible Notes due May 2004 held by the reporting persons, and computed in accordance with rule 13d-3(d)(1).

SCHEDULE 13G

CUSIP No. 829206101	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Michael E. Tennenbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]

(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5 SOLE VOTING POWER 0 shares 6 SHARED VOTING POWER 829,003 shares (1) 7 SOLE DISPOSITIVE POWER 0 shares 8 SHARED DISPOSITIVE POWER 829,003 shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

829,003 shares (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.0% (2)

12	TYPE OF REPORTING PERSON

IN

(1)       Includes an aggregate of 829,003 shares of Simula, Inc. Common Stock issuable upon conversion of 8% Senior Convertible Notes due May 2004 held by the reporting persons.

(2)       Based on (A) 12,954,372 shares of Common Stock of Simula, Inc. outstanding as of September 30, 2002, as reported by Simula, Inc. in its Form 10-Q for the quarterly period ended September 30, 2002, filed on November 14, 2002, and (B) 829,003 shares of Simula, Inc. Common Stock issuable upon conversion of 8% Senior Convertible Notes due May 2004 held by the reporting persons, and computed in accordance with rule 13d-3(d)(1).

Item 1(a). Name of Issuer
Item 1(b). Address of Issuer’s Principal Executive Offices
Item 2(a). Name of Persons Filing
Item 2(b). Address of Principal Business Office
Item 2(c). Citizenship
Item 2(d). Title of Class of Securities
Item 2(e). CUSIP Number
Item 3.
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURES
EXHIBIT INDEX
EXHIBIT 1

Item 1(a).	Name of Issuer: Simula, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices 2625 S. Plaza Drive, Suite 100 Tempe, Arizona 85282

Item 2(a).	Name of Persons Filing

                        This Statement on Schedule 13G is being filed by Tennenbaum Capital Partners, LLC, a Delaware limited liability company (“TCP”), Tennenbaum & Co., LLC, a Delaware limited liability company (“Tennenbaum LLC”), and Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”). TCP, Tennenbaum LLC and Mr. Tennenbaum (together, the “Reporting Persons”) are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and not as separate persons.

Item 2(b).	Address of Principal Business Office: 11100 Santa Monica Boulevard, Suite 210 Los Angeles, California 90025

Item 2(c).	Citizenship

                        TCP is a Delaware limited liability company. Tennenbaum LLC is a Delaware limited liability company. Mr. Tennenbaum is a United States citizen.

Item 2(d).	Title of Class of Securities

                        Common Stock, par value $0.01 per share (“Common Stock”), of Simula, Inc. (the “Company”).

Item 2(e).	CUSIP Number: 829206101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount Beneficially Owned: 829,003 shares of Common Stock

(b)	Percent of Class: 6.0%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 829,003

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 829,003

Item 5.	Ownership of Five Percent or Less of a Class

                        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:       [   ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

                        A fund managed by TCP, and the managing member of that fund, both of which are affiliates of the reporting persons, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 545,356 shares of Common Stock, which is less than 5% of the Common Stock of the Company. Another fund managed by TCP, and the managing member of that fund, both of which are affiliates of the reporting persons, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 269,516 shares of Common Stock, which is less than 5% of the Common Stock of the Company. A separate account that is an affiliate of the reporting persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 14,131 shares of Common Stock, which is less than 5% of the Common Stock of the Company.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tennenbaum Capital Partners, LLC, a Delaware limited liability company

By: Its:	Tennenbaum & Co., LLC Managing Member

/s/ Michael E. Tennenbaum

	Name: Its: Date:	Michael E. Tennenbaum Managing Member January 17, 2003

Tennenbaum & Co., LLC, a Delaware limited liability company

/s/ Michael E. Tennenbaum

	Name: Its: Date:	Michael E. Tennenbaum Managing Member January 17, 2003

/s/ Michael E. Tennenbaum

Name: Date:	Michael E. Tennenbaum January 17, 2003

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement dated January 17, 2003.